                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 (AMENDMENT NO. 2)
                                       TO
                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
           OF THE SECURITIES EXCHANGE ACT OF 1934 AND 13e-3 THEREUNDER

                              ECOMETRY CORPORATION
                              (Name of the Issuer)

                              ECOMETRY CORPORATION
                                 SG MERGER CORP.
                                WILBURN W. SMITH
                                ALLAN J. GARDNER
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   27900H 10 6
                      (CUSIP Number of Class of Securities)

                                ----------------

                               Martin K. Weinbaum
         Vice President - Finance, Chief Financial Officer and Treasurer
                              Ecometry Corporation
                           1615 South Congress Avenue
                        Delray Beach, Florida 33445-6368

                            Telephone: (561) 265-2700
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                     Behalf of the Persons Filing Statement)

                                ----------------

                                   Copies to:
         Bruce I. March, Esq.                         George Lloyd, Esq.
  Akerman, Senterfitt & Eidson, P.A.           Testa, Hurwitz & Thibeault, LLP
          Las Olas Centre II                         Oliver Street Tower
350 East Las Olas Boulevard, Suite 1600                125 High Street
    Fort Lauderdale, Florida 33301                     Boston, Ma 02110
       Telephone: (954) 463-2700                  Telephone: (617) 248-7000
       Facsimile: (954) 463-2224                  Facsimile: (617) 248-7100

This statement is filed in connection with (check the appropriate box):

         (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b) [ ] The filing of a registration statement under the Securities Act of 1933.

         (c)  [ ] A tender offer.

         (d)  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE
================================================================================

Transaction Valuation  $21,953,686.23*    Amount of Filing Fee: $4,390.74**

================================================================================

* For purposes of calculating the fee only. The amount assumes the conversion of 8,097,438 shares of Common Stock of Ecometry Corporation, in the proposed merger, at $2.70 per share, and options to purchase 464,139 shares of Common Stock with an average exercise price of $2.505 per share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,390.74                           Filing Party:    Ecometry Corporation
Form or Registration No.:  Preliminary proxy statement      Date Filed:      November 15, 2001

                                  INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3" or the "Statement") relates to a Merger Agreement, dated as of October 25, 2001 (as amended from time to time, the "Merger Agreement"), among Ecometry Corporation, a Florida corporation ("Ecometry" or the "Company"), SG Merger Corp., a Florida corporation ("SG Merger"), and, with respect to Section 5.2(c) thereof only, Wilburn W. Smith and Allan J. Gardner, pursuant to which SG Merger will merge with and into Ecometry (the "Merger"). This Schedule 13E-3 is being filed by Ecometry, SG Merger and Wilburn W. Smith and Allan J. Gardner, the sole shareholders, directors and officers of SG Merger, who are also shareholders, officers and directors of Ecometry.

         The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed by Ecometry with the Securities and Exchange Commission
(the "SEC") on February 20, 2002 (including all annexes and appendices thereto) of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto.

ITEM 16. EXHIBITS.

         REGULATION M-A
         ITEM 1016

         (a)(2)(A) Preliminary proxy statement on Schedule 14A filed with the SEC on February 20, 2002 and incorporated herein by reference.

         (a)(2)(B) Press Release issued by Ecometry Corporation on October 25, 2001.*

         (a)(2)(B) Press Release issued by Ecometry Corporation on January 28, 2002 (incorporated by reference to the Form 8-K filed with the SEC on February 1, 2002).

         (b) Not applicable.



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

         (c)(1) Opinion of Adams, Harkness & Hill, Inc. (incorporated by reference to Annex B of the preliminary proxy statement filed with the SEC on November 15, 2001).

         (c)(2) Materials presented by Raymond James & Associates, Inc. to the Board of Directors of Ecometry on July 25, 2001.*

         (c)(3) Materials presented by Adams, Harkness & Hill, Inc. to the Special Committee of the Board of Directors of Ecometry on October 24, 2001.*

         (c)(4) Materials presented by Adams, Harkness & Hill, Inc. to the Special Committee of the Board of Directors of Ecometry on August 23, 2001.

         (d)(1) Agreement and Plan of Merger, dated as of October 25, 2001, between SG Merger, Ecometry and, with respect to Section 5.2(c) thereof only, Wilburn W. Smith and Allan J. Gardner (incorporated by reference to Annex A of the preliminary proxy statement filed with the SEC on November 15, 2001).

         (d)(2) Letter Agreement dated November 8, 2001 between John Marrah and Ecometry.*

         (d)(3) Letter Agreement dated November 8, 2001 between Martin Weinbaum and Ecometry.*

         (d)(4) Agreement and Plan of Merger, dated as of January 25, 2002, among Ecometry Corporation, Citrus Merger Corp., Syngistix, Inc. and for purposes of Section 7.6(b)(i) only: Core Technology Fund IV, LLC. (incorporated by reference to the Form 8-K filed with the SEC on February 1, 2002).

         (d)(5) Amendment and Waiver to Agreement and Plan of Merger, dated as of January 25, 2002, by and among SG Merger, Ecometry Corporation, Wilburn W. Smith and Allan J. Gardner (incorporated by reference to the Form 8-K filed with the SEC on February 1, 2002).

         (e) - (h) Not applicable.

* Previously filed.



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
                                   SIGNATURES

         After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 22, 2002


                                       ECOMETRY CORPORATION

                                       By: /s/ John Marrah
                                           -------------------------------------
                                           Name:  John Marrah
                                           Title: President



                                       SG MERGER CORP.



                                       By: /s/ Wilburn W. Smith
                                           -------------------------------------
                                           Wilburn W. Smith
                                           President



                                           /s/ Wilburn W. Smith
                                           -------------------------------------
                                           Wilburn W. Smith
                                           Individually


                                           /s/ Allan J. Gardner
                                           -------------------------------------
                                           Allan J. Gardner
                                           Individually








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